Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports 2023 Results &
Announces Strategic 5-Year Plan

Key elements of the plan: focus on core businesses, expense reductions and an aggressive share buyback aimed at raising EPS gradually to $3+ in 2028

KFAR SAVA, Israel, February 1, 2024 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the fourth quarter and full year ended December 31, 2023, together with a 5-Year Strategic Plan recently approved by its Board of Directors.

5-Year Strategic Plan
The main objective of the 5-Year Strategic Plan is to create significant shareholder value over time, increasing Earnings Per Share (EPS) gradually to above $3 in 2028. The primary elements of the plan include an increased focus on the company’s core Server Adapter and Edge solution portfolios, for which there is robust fundamental demand, together with significant reductions in workforce and other expenses. To date, implementation of the plan has resulted in the discontinuation of two non-core programs and a downsizing of Silicom’s workforce from 310 to 240 employees. Associated one-time impairment of intangible assets and related write-offs of Cost of Sales have been reflected in the Company’s fourth quarter GAAP financial results, with reconciliation detailed in the Non-GAAP financial results.

The starting point for the plan is the company’s extremely strong balance sheet, which, as of year-end, included working capital and marketable securities totalling $140 million ($71 million in cash, $18 million in Accounts Receivable net of Accounts Payable, and $51 million in high-quality inventory), or approximately $21 per share. Based on this balance sheet strength, the company currently plans to continue with an aggressive share buyback in 2024 and 2025, repurchasing a total of approximately 1.6 million shares during the next two years. The timing and amount of the repurchases will be subject to business and market conditions, corporate and regulatory requirements, share price, acquisition opportunities and other factors.

Financial Results

Full Year: Silicom’s revenues for 2023 totalled $124.1 million compared with $150.6 million for 2022.

On a GAAP basis, reflecting the one-time write-offs described above, the company posted a net loss of $(3.0) million, or $(0.44) per ordinary share (basic and diluted) for the year, compared with net income of $18.3 million, or $2.69 per diluted share ($2.73 per basic share), for 2022.

On a non-GAAP basis (as described and reconciled below), net income for the year totalled $10.2 million, or $1.52 per ordinary share (basic and diluted), compared with $21.2 million, or $3.12 per diluted share ($3.17 per basic share), for 2022.

Fourth Quarter: Silicom’s revenues for the fourth quarter of 2023 totalled $18.8 million compared with $45.2 million for the fourth quarter of 2022.

On a GAAP basis, reflecting the one-time write-offs described above, the company posted a net loss of $(11.5) million, or $(1.76) per ordinary share (basic and diluted), compared with net income of $5.6 million, or $0.82 per diluted share ($0.84 per basic share) for the fourth quarter of 2022.

On a non-GAAP basis (as described and reconciled below), net loss for the quarter totalled $(0.5) million, or $(0.07) per ordinary share (basic and diluted), compared with net income of $6.6 million, or $0.98 per diluted share ($0.99 per basic share) for the fourth quarter of 2022.

Comments of Management

Liron Eizenman, Silicom’s President and CEO, commented, “We are facing a tough transition period fueled by macro-economic headwinds and customer drawdowns of stockpiled inventories. We believe that our 5-Year Strategic Plan will allow us to return Silicom to gradual and steady growth of our revenues and EPS, creating significant value for our shareholders even in times of market volatility. The main elements of the plan include increased investment in our focus areas, discontinuation of non-core programs, a significant scale-back of our expenses and an aggressive share buyback. We believe these activities will raise our EPS gradually to above $3 in 2028.”

Mr. Eizenman continued, “We expect our revenue growth from 2025 and beyond to be driven by the ramp-up of already-achieved, long-term SD-WAN and SASE design wins, from the sale of additional Edge systems to telcos and service providers, and from our ‘fat’ existing pipeline of potential server adapter and Edge product design wins with leading networking, security, and service providers. We believe this will enable us to achieve 20% compound average annual growth from 2024 as a baseline. With full dedication and buy-in from our highly experienced management team and staff, we are moving forward according to plan and will report our progress over the coming quarters.”

***

Conference Call Details

Silicom’s Management will host an interactive conference today, February 1st, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

***

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the "SEC") as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, taxes on amortization of acquired intangible assets, impairment of intangible assets and related write-offs, as well as lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income (loss), net income (loss) or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom’s increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom’s products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales & marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	December 31,	December 31,
	2023	2022

Assets

Current assets
Cash and cash equivalents	$46,972	$30,734
Marketable securities	7,957	4,020
Accounts receivables: Trade, net	25,004	27,258
Accounts receivables: Other	3,688	3,620
Inventories	51,507	87,985
Total current assets	135,128	153,617

Marketable securities	16,619	15,163
Assets held for employees’ severance benefits	1,357	1,715
Deferred tax assets	256	502
Property, plant and equipment, net	3,552	4,488
Intangible assets, net	2,253	6,710
Right of Use	6,466	8,441
Goodwill	25,561	25,561
Total assets	$191,192	$216,197

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$4,139	$15,922
Other accounts payable and accrued expenses	6,668	9,641
Lease Liabilities	2,070	1,549

Total current liabilities	12,877	27,112

Lease Liabilities	3,877	6,291
Liability for employees’ severance benefits	2,672	3,425
Deferred tax liabilities	46	74

Total liabilities	19,472	36,902

Shareholders' equity
Ordinary shares and additional paid-in capital	70,693	66,578
Treasury shares	(43,631)	(34,896)
Retained earnings	144,658	147,613
Total shareholders' equity	171,720	179,295

Total liabilities and shareholders' equity	$191,192	$216,197

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2023	2022	2023	2022
Sales	$18,763	$45,193	$124,131	$150,582
Cost of sales	23,257	30,204	95,442	98,626
Gross profit (loss)	(4,494)	14,989	28,689	51,956

Research and development expenses	5,016	5,076	20,638	20,563
Selling and marketing expenses	1,592	1,809	6,935	6,990
General and administrative expenses	1,024	1,042	4,229	4,477
Total operating expenses	7,632	7,927	31,802	32,030

Operating income (loss)	(12,126)	7,062	(3,113)	19,926

Financial income (expenses), net	171	439	1,372	2,464
Income (loss) before income taxes	(11,955)	7,501	(1,741)	22,390
Income taxes	(446)	1,880	1,214	4,084
Net income (loss)	$(11,509)	$5,621	$(2,955)	$18,306

Basic income (loss) per ordinary share (US$)	$(1.76)	$0.84	$(0.44)	$2.73

Weighted average number of ordinary shares used to compute basic income (loss) per share (in thousands)	6,537	6,727	6,700	6,697

Diluted income (loss) per ordinary share (US$)	$(1.76)	$0.82	$(0.44)	$2.69

Weighted average number of ordinary shares used to compute diluted income (loss) per share (in thousands)	6,544	6,817	6,742	6,796

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2023	2022	2023	2022

GAAP gross profit (loss)	$(4,494)	$14,989	$28,689	$51,956
(1) Share-based compensation (*)	105	159	428	638
(2) Impairment of intangible assets and related write-offs	9,647	-	9,647	-
Non-GAAP gross profit	$5,258	$15,148	$38,764	$52,594

GAAP operating income (loss)	$(12,126)	$7,062	$(3,113)	$19,926
Gross profit adjustments	9,752	159	10,075	638
(1) Share-based compensation (*)	834	714	2,925	2,938
Non-GAAP operating income (loss)	$(1,540)	$7,935	$9,887	$23,502

GAAP net income (loss)	$(11,509)	$5,621	$(2,955)	$18,306
Operating income (loss) adjustments	10,586	873	13,000	3,576
(3) Lease liabilities - financial expenses (income)	368	85	(99)	(930)
(4) Taxes on amortization of acquired intangible assets	68	68	271	271
Non-GAAP net income (loss)	$(487)	$6,647	$10,217	$21,223

GAAP net income (loss)	$(11,509)	$5,621	$(2,955)	$18,306
Adjustments for Non-GAAP Cost of sales	9,752	159	10,075	638
Adjustments for Non-GAAP Research and development expenses	413	362	1,423	1,454
Adjustments for Non-GAAP Selling and marketing expenses	199	200	747	774
Adjustments for Non-GAAP General and administrative expenses	222	152	755	710
Adjustments for Non-GAAP Financial income (loss), net	368	85	(99)	(930)
Adjustments for Non-GAAP Income taxes	68	68	271	271
Non-GAAP net income (loss)	$(487)	$6,647	$10,217	$21,223

GAAP basic income (loss) per ordinary share (US$)	$(1.76)	$0.84	$(0.44)	$2.73
(1) Share-based compensation (*)	0.14	0.13	0.50	0.53
(2) Impairment of intangible assets and related write-offs	1.48	-	1.43	-
(3) Lease liabilities - financial expenses (income)	0.06	0.01	(0.01)	(0.13)
(4) Taxes on amortization of acquired intangible assets	0.01	0.01	0.04	0.04
Non-GAAP basic income (loss) per ordinary share (US$)	$(0.07)	$0.99	$1.52	$3.17

GAAP diluted income (loss) per ordinary share (US$)	$(1.76)	$0.82	$(0.44)	$2.69
(1) Share-based compensation (*)	0.14	0.14	0.50	0.53
(2) Impairment of intangible assets and related write-offs	1.48	-	1.43	-
(3) Lease liabilities - financial expenses (income)	0.06	0.01	(0.01)	(0.14)
(4) Taxes on amortization of acquired intangible assets	0.01	0.01	0.04	0.04
Non-GAAP diluted income (loss) per ordinary share (US$)	$(0.07)	$0.98	$1.52	$3.12

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))